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                                                                    Exhibit 21.1



                     SUBSIDIARIES OF ABINGTON BANCORP, INC.



     Abington Bancorp, Inc. has two subsidiaries. Abington Savings Bank (the "Bank"), is a wholly owned subsidiary which is a Massachusetts-chartered savings bank. Abington Bancorp Capital Trust is a Delaware business trust whose sole purpose is to issue capital securities. The Bank has three wholly-owned subsidiaries, Holt Park Place Development Corporation and Norroway Pond Development Corporation which are both Massachusetts Corporations, and Abington Securities Corporation, which is a Delaware Corporation. ABBK Corporation, which was a wholly owned subsidiary of Abington Savings Bank incorporated in Massachusetts, was dissolved in January of 1997.


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